PRESS RELEASE

THE CORRUPTION COURT FOUND INDAR ATMANTO GUILTY

The Verdict Creates Uncertainty for the Telecommunication Industry

Jakarta, July 9, 2013 – On July 8, 2013, a Corruption Court proceeding has been conducted to render a decision on the criminal case no. 01/Pid.B/Tpk/2013/PN. Jkt. PSt.  During today’s proceeding the panel of judges chaired by Antonius Widijantono, and consisting of 2 ad hoc judges (Anwar and Slamet) and 2 career judges (Anas Mustaqiem and Aviantara) read its verdict.  The panel of judges found the Defendant, Indar Atmanto, the former President Director of IM2, guilty of the crime of corruption by virtue of representing IM2 in entering into a cooperation agreement with Indosat, and sentencing him to 4 year jail tem, and monetary fine Rp. 200 million or additional 3 months imprisonment.  In addition, IM2 must make up for the losses incurred by the State by paying a monetary fine of Rp 1.3T (Rp. 1.358.343.346.674,-) at the latest 1 year as of the date of this verdict.  The guilty verdict is dissapointing as it clearly disregarded the facts that were presented during the court proceedings, in particular the fact that none of the witnesses that were presented before the court implicated the Defendant with any wrongdoings.

This case was initiated with the claim by the Attorney General Office against Indar Atmanto in January 2012 related to the alleged frequency sharing by IM2 of Indosat’s 2.1 GHz frequency. The Ministry of Communications and Information Technology has issued a letter No. 65/M.KOMINFO/2012 dated 24 Febuary 2012 stating that there was no breach of law and no state loss resulting from the collaboration between IM2 and Indosat on the use of Indosat’s network at 2.1 GHz frequency by IM2. Indonesian Telecommunications Regulatory Authority (ITRA) has also publicly stated that IM2 had not breached any laws. Upon commencement of this case, through several occasions and public discussions, many telecommunications and legal experts have stated that this case should have never existed in the first place as there was no breach of any law. For complete reference, please visit the microsite: http://www.mencari-keadilan.com

In relation to the verdict, Luhut Pangaribuan, the lawyer of Indar Atmanto stated the following: “The panel of judges in its considerations were not referring at all to the evidences that were validly and convincingly presented during the court proceedings; the initial indictment of frequency sharing (that were later changed to illegal use of the frequency) was convincingly rebutted by withnesses and experts that were put forward by both the Attorney General Office and the Defendant.  Moreover, the 5 witnesses from the Ministry of Communication and Informatics, and even the Minister himself through his 2 letters, have stated that there are no frequency sharing between IM2 and Indosat, yet those letters were ignored without any clear reason.”

Furthermore Luhut added: “The panel of judges in making its decision was also in total disregard of the values, norms, and practices that are common in the telecommunication industry.  The Defendant Indar Atmanto does not have any capacity nor intention to use the frequency; the agreement that he signed on behalf of IM2 with Indosat is for the use of the cellular network, not the frequency.  Therefore, the action that he did was simply to carry-out his fiduciary duty as a member of the Board of Director of IM2.  If there is any wrongdoing the sanction should be imposed on the corporation and not on the Defendant personally.  The Defendant’s position toward the verdict is clear; he will continue to fight to uphold his rights and to prove his innocence by undertaking any legal means available, including to appeal to the High Court and the Supreme Court.”

Alexander Rusli, the President Director & CEO of PT Indosat Tbk. stated: “We cannot accept this verdict considering that not only the authorized parties and experts with competence in the field have explained either during the court proceeding or other forums that the indictments are unfounded, the agreement entered into by the parties is also in full compliance of the applicable telecommunication regulation.  We will continue to fight and undertake any legal means that are available either locally or internationally.”

Today’s proceeding was attended by hundreds of attendance, including members of the BOD and BOC of Indosat, and employees of Indosat and IM2, and important figures of the industry, such as Setyanto P. Santosa (Chairman of Mastel), Eddy Thoyib (Executive Director of Mastel), Sammy A. Pangerapan (Chairman of APJII), Heru Sutadi (former chairman of BRTI), Sawaludin Lubis (Chairman of ITB Alumni Association), Betty Alisyahbana (Chairman of the Indonesia Open Source Association), dan Nonot Harsono (member of BRTI).

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About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In the first quarter of 2013, it has 55.9 million cellular customers through its brands, Indosat IM3, Indosat  Mentari and Indosat Matrix. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Ooredoo (formerly known as Qtel Group). Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT)..

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Ends